SUNDAY COMMUNICATIONS LIMITED
(Incorporated in the Cayman Islands with limited liability)
(Stock Code: 0866)

CHANGE IN DIRECTORSHIP

The directors of SUNDAY Communications Limited (the "Company") announce that due to personal reasons, Miss Kwok Yuen Man, Marisa resigned as Executive Director of the Company with effect from 28 February 2006.

The directors of the Company announce that due to personal reasons, Miss Kwok Yuen Man, Marisa ("Miss Kwok") has given notice of her resignation as Executive Director of the Company with effect from 28 February 2006. Miss Kwok confirmed that there is no disagreement with the board of directors of the Company and there is no matter relating to her resignation that needs to be brought to the attention of the shareholders of the Company.

Taking this opportunity, the directors of the Company would like to express their sincere gratitude to Miss Kwok for her valuable contributions to the Company.
By Order of the Board
SUNDAY Communications Limited
Alexander Anthony Arena
Chairman

Hong Kong, 27 February 2006

As at the date o f this announcement, the directors of the Company are a s follows:

Executive D irectors:
Alexander Anthony Arena (Chairman); Chan Kee Sun, Tom; Chan Wing Wa; Chow Ding Man; Hui Hon Hing, Susanna; Kwok Yuen Man, Marisa

Independent Non-executive D irectors:
John William Crawford; Henry M ichael Pearson Miles; Robert John Richard Owen